Exhibit 99.1

WESTWATER RESOURCES, INC.

RESTRICTED STOCK UNIT AGREEMENT

Inducement Grant

Westwater Resources, Inc., a Delaware corporation, (the “Company”), hereby grants restricted stock units relating to shares of its common stock, par value $0.001 (the “Common Stock”), to the individual named below as the Grantee, subject to the vesting and other conditions set forth in the attachment.  This award is granted to you as an inducement that is material to you entering into employment with the Company pursuant to the inducement grant exception under Nasdaq Listing Rule 5635(c), and not pursuant to the Company’s 2013 Omnibus Incentive Plan (as amended, the “Plan”), or any other equity plan incentive plan of the Company. Although this award is not granted pursuant to the Plan, the award shall be subject to and governed by, and shall be construed and administered in accordance with, the terms and conditions of the Plan (as from time to time in effect), which terms and conditions are incorporated herein by reference. Additional terms and conditions of the grant are set forth in this cover sheet and in the attachment (collectively, the “Agreement”) and in the Plan.

Grant Date:

Name of Grantee:

Number of Restricted Stock Units (RSUs) Covered by Grant:

Purchase Price per Share of Common Stock: $0.001

Vesting Start Date:

Vesting Schedule:

In the event that the Schedule set forth below would result in vesting of a fractional number of RSUs, the number of RSUs that will vest will be rounded down to the nearest whole share, and the last scheduled vesting tranche will be rounded up, to the extent necessary, so that the full number of RSUs will have vested.

Vesting Date	Number of RSUs that vest, as a fraction of the number of RSUs granted

By signing this cover sheet, you agree to all of the terms and conditions described in this Agreement and in the Plan, a copy of which is also attached.  You acknowledge that you have carefully reviewed the Plan, and agree that the Plan will control in the event any provision of this Agreement should appear to be inconsistent with the Plan.  Certain capitalized terms used in this Agreement are defined in the Plan, and have the meaning set forth in the Plan.

Participant:
Company:	(Signature) (Date)
(Signature) (Date) Name: Title:

Attachment

This is not a stock certificate or a negotiable instrument

WESTWATER RESOURCES, INC.

RESTRICTED STOCK UNIT AGREEMENT

Restricted Stock Unit Transferability

This grant is an award of stock units in the number of units set forth on the first page of this Agreement, subject to the vesting conditions described in this Agreement (“Restricted Stock Units”). Your Restricted Stock Units may not be transferred, assigned, pledged or hypothecated, whether by operation of law or otherwise, nor may the Restricted Stock Units be made subject to execution, attachment or similar process.

Vesting

Your Restricted Stock Unit grant vests as to the number of Restricted Stock Units indicated in the vesting schedule and on the Vesting Dates shown on the first page of this Agreement, provided you are in Service on the applicable Vesting Date and meet the applicable vesting requirements set forth in this Agreement. Except as may be specifically provided in other agreements between you and the Company, no additional Restricted Stock Units will vest after your Service has terminated for any reason.

Share Delivery Pursuant to Vested Units

Shares underlying the vested shares of Common Stock represented by the Restricted Stock Units will be delivered to you by the Company on the applicable anniversary of the Vesting Date, or within thirty (30) days thereafter. The purchase price for the vested Shares of Common Stock is deemed paid by your prior services to the Company.

Forfeiture of Unvested Units

Except as specifically provided in this Agreement or as may be provided in other agreements between you and the Company, no additional Restricted Stock Units will vest after your Service has terminated for any reason. In the event that your Service terminates for any reason, you will forfeit to the Company all of the Restricted Stock Units that have not yet vested or with respect to which all applicable restrictions and conditions have not lapsed.

Evidence of Issuance

The issuance of the shares of Common Stock upon any vesting of the Restricted Stock Units shall be evidenced in such a manner as the Company, in its discretion, will deem appropriate, including, without limitation, book-entry, direct registration or issuance of one or more stock certificates.

Withholding Taxes

You agree, as a condition of this grant, that you will make acceptable arrangements to pay any withholding or other taxes that may be due as a result of the payment of dividends or the delivery of Common Stock acquired under this grant. In the event that the Company determines that any tax or withholding payment is required relating to the payment of dividends or the delivery of shares arising from this grant under applicable laws, the Company shall have the right to require such payments from you, or withhold such amounts from other payments due to you from the Company or any Subsidiary (including by repurchasing vested shares of Common Stock under this Agreement). Subject to the prior approval of the Company, which may be withheld by the Company, in its sole discretion, you may elect to satisfy this withholding obligation, in whole or in part, by causing the Company to withhold shares of Common Stock otherwise issuable to you or by delivering to the Company shares of Common Stock. The shares of Common Stock so delivered or withheld must have an aggregate Fair Market Value equal to the withholding obligation and may not be subject to any repurchase, forfeiture, unfulfilled vesting, or other similar requirements.

Retention Rights

This Agreement does not give you the right to be retained or employed by the Company (or any of its Subsidiaries) in any capacity. The Company (and any Subsidiary) reserve the right to terminate your Service at any time and for any reason.

Shareholder Rights

You do not have any of the rights of a shareholder with respect to the Restricted Stock Units unless and until the Common Stock relating to the Restricted Stock Units has been delivered to you.

You will, however, be entitled to receive an amount of cash, paid at the same time as the shares of Common Stock are delivered, equal to the cumulative per-share dividends, if any, paid on shares of Common Stock equal to the number of Restricted Stock Units in which you vest that were outstanding as of the record date for such dividend.

Forfeiture of Rights

If you should take actions in competition with the Company, the Company shall have the right to cause a forfeiture of your Restricted Stock Units, and with respect to those Restricted Stock Units vesting during the period commencing twelve (12) months prior to your termination of Service with the Company due to taking actions in competition with the Company, the right to cause a forfeiture of the shares of Common Stock delivered pursuant to such vested Restricted Stock Units.

Unless otherwise specified in an employment or other agreement between the Company and you, you take actions in competition with the Company if you directly or indirectly, own, manage, operate, join or control, or participate in the ownership, management, operation or control of, or are a proprietor, director, officer, stockholder, member, partner or an employee or agent of, or a consultant to any business, firm, corporation, partnership or other entity which competes with any business in which the Company or any of its Subsidiaries is engaged during your employment or other relationship with the Company or its Subsidiaries or at the time of your termination of Service.

If it is ever determined by the Board of Directors that your actions have constituted wrongdoing that contributed to any material misstatement or omission from any report or statement filed by the Company with the U.S. Securities and Exchange Commission, gross misconduct, breach of fiduciary duty to the Company, or fraud, then the Restricted Stock Units shall be immediately forfeited; provided, however, that if the Restricted Stock Units have vested within two years prior to the Board of Directors determination, you shall be required to pay to the Company an amount equal to the aggregate value of the shares acquired upon such vesting at the date of the Board of Directors’ determination.

Adjustments

In the event of a stock split, reverse stock split, stock dividend, recapitalization, combination or reclassification of shares, spin-off, or other similar change in capitalization or event, the number of shares covered by this grant shall be adjusted pursuant to the Plan. Your Restricted Stock Units shall be subject to the terms of the agreement of merger, liquidation or reorganization in the event the Company is subject to such corporate activity in accordance with the terms of the Plan.

Applicable Law

This Agreement will be interpreted and enforced under the laws of the State of Delaware, other than any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Agreement to the substantive law of another jurisdiction.

Grant Subject to Plan Provisions

This grant is an inducement grant pursuant to NASDAQ Listing Rule 5635(c), and is not granted pursuant to the Plan, or any other equity plan incentive plan of the Company. Although this grant is not granted pursuant to the Plan, the grant shall be subject to and governed by, and shall be construed and administered in accordance with, the terms and conditions of the Plan (as from time to time in effect), which terms and conditions are incorporated herein by reference. Each of the Board and the Committee shall have the authority to interpret and construe the grant pursuant to the terms of the Plan, and its decisions shall be conclusive as to any questions arising hereunder. The text of the Plan is incorporated in this Agreement by reference.

Data Privacy

In order to administer the Plan, the Company may process personal data about you. Such data includes but is not limited to the information provided in this Agreement and any changes thereto, other appropriate personal and financial data about you such as home address and business addresses and other contact information, payroll information and any other information that might be deemed appropriate by the Company to facilitate the administration of the Plan. By accepting this grant, you give explicit consent to the Company to process any such personal data. You also give explicit consent to the Company to transfer any such personal data outside the country in which you work or are employed, including, with respect to non-U.S. resident grantees, to the United States, to transferees who shall include the Company and other persons who are designated by the Company to administer the Plan.

Consent to Electronic Delivery

The Company may choose to deliver certain statutory materials relating to the Plan in electronic form. By accepting this grant you agree that the Company may deliver the Plan prospectus and the Company’s annual report to you in an electronic format. If at any time you would prefer to receive paper copies of these documents, as you are entitled to, the Company would be pleased to provide copies. Please contact the Company’s Secretary to request paper copies of these documents.

Other Agreements	You agree, as a condition of this grant, that you will execute such document(s) as necessary to become a party to any shareholder agreement or voting trust as the Company may require.
Code Section 409A

It is intended that this Award comply with Code Section 409A or an exemption to Code Section 409A. To the extent that the Company determines that you would be subject to the additional 20% tax imposed on certain non-qualified deferred compensation plans pursuant to Code Section 409A as a result of any provision of this Agreement, such provision shall be deemed amended to the minimum extent necessary to avoid application of such additional tax. The nature of any such amendment shall be determined by the Company. For purposes of this Award, a termination of Service only occurs upon an event that would be a Separation from Service within the meaning of Code Section 409A. Notwithstanding anything herein to the contrary, in the event that you are deemed to be a “specified employee” for purposes of Section 409A(a)(2)(B)(i) of the Code, and the Company determines that the delivery of shares of Common Stock hereunder is subject to the provisions of Code Section 409A, such shares of Common Stock shall not be delivered until the six-month anniversary of your termination of Service, or, if earlier, your death.

By signing the cover sheet of this Agreement, you agree to all of the terms and conditions described above and in the Plan.